Exhibit 99.2

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228

March 8, 2010	TSX: BAJ
OTCQX: BAJFF

NEWS RELEASE

BAJA FILES BASE SHELF PROSPECTUS

Baja today announced the filing of a preliminary short form base shelf prospectus (the “Prospectus”) with the Securities Commissions in each of the provinces of British Columbia, Alberta and Ontario, and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission. These filings, when made final, will allow Baja to make offerings of any combination of common shares, debt securities, warrants to purchase common shares, share purchase contracts and subscription receipts (together, the “Securities”) up to Cdn$500 million at any time during the 25 month period that the Prospectus remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement. Net proceeds from any offering under the base shelf prospectus will be used for the development of the Boleo Project as well as working capital requirements.

The Registration Statement relating to the Securities has been filed with the United States Securities and Exchange Commission, but is not yet effective. Securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of Securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Copies of the Prospectus and Registration Statement are available at www.sedar.com and www.sec.gov, respectively, as well as from Baja at 2350-1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3, Attention: Corporate Secretary.

Baja Mining is a Vancouver-based publicly traded mine development company (TSX:BAJ; OTCQX:BAJFF) with a 70% interest in the Boleo copper-cobalt-zinc-manganese project located near Santa Rosalia, Baja California Sur, Mexico. A Korean syndicate holds the remaining 30%. Baja is the project operator.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933 and U.S. Securities Exchange Act of 1934 and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated offering of securities under the Company’s shelf prospectus and registration statement, the future effectiveness of the Company’s registration statement, the anticipated use of proceeds from any offering made under the Company’s shelf prospectus and registration statement. and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual results to differ materially from those contained in such forwarding-looking statements include risks related to the Company’s Registration Statement not becoming effective, risks related to changes in the Company’s condition requiring anticipated use of proceeds to change, fluctuations on the prices of copper, cobalt, zinc and manganese, interpretation of contract terms, accuracy of the Company’s and consultants’ projections, the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, the effects of weather; operating hazards; adverse geological conditions and global warming, impact of availability of labor, materials and equipment; and changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements. Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission (SEC) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release such as "measured," "indicated," and "inferred" "resources", which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC website at http://www.sec.gov/edgar.shtml.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.